

Mail Stop 3030

March 6, 2009

VIA U.S. MAIL and FACSIMILE: (972) 304-3777

Mr. C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.
650 South Royal Lane, Suite 100
Coppell, TX 75019

> **RE: Craftmade International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed on September 26, 2008**
> **File No. 000-26667**

Dear Mr. Burford:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008
Financial Statements, page F-1
Goodwill and other intangible assets, page F-11

1.   We see the significance of goodwill to your reported assets. While we note your
general accounting policy disclosure about how you evaluate goodwill for
potential impairment, in light of current market conditions, it appears that your
disclosure about the goodwill impairment evaluation should be more specific.
Accordingly, please expand future filings to more completely describe how you
evaluate goodwill for impairment, including the following:

·   Describe the two-step impairment evaluation process required under SFAS
    142.
·   Identify the timing of your annual impairment testing.
·   Describe the reporting unit concept, identify your reporting units and disclose
    your basis for that determination under paragraph 30 of SFAS 142.
·   Describe how you allocate assets, liabilities and goodwill to reporting units
    under paragraphs 32 through 35 of SFAS 142.
·   Identify the indicators of potential impairment that might lead you to perform
    a goodwill impairment assessment on an interim basis.

2.   As a related matter, your disclosure about goodwill under Critical Accounting
Policies and Estimates (page 21) essentially repeats the basic accounting policy.
The critical accounting policy disclosure is intended to the provide insight on the
subjectivity and potential variability of key accounting estimates. Accordingly,
please expand future critical accounting policies disclosure to address the
following:

·   We see that you determine the fair value of reporting units using a discounted
    cash flow analysis. Discounted cash flow analyses are inherently uncertain
    because they are dependant on subjective judgments, such as estimates of
    future cash flows, assessments of probabilities of future operating scenarios,
    and selection of appropriate discount rates. Accordingly, please disclose
    nature and extent of subjective judgments associated with the preparation of
    discounted cash flow analysis.
·   Provide a description of the discounted cash flow model you utilize. Also,
    present a quantitative and qualitative description of the material assumptions
    used and a sensitivity analysis to address reasonably potential variability.
·   Describe the impact of current market conditions on your ability to project
    future cash flows and on other estimates used in your modeling.
·   Disclose whether and how assumptions and methodologies for valuing
    goodwill in the current year have changed since the prior year highlighting the
    impact of any changes.

· If multiple approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

Please note that the expanded future disclosure should be specific to your facts and circumstances.

Note 5, Income Taxes, page F-28

3.   It appears that you recorded significant adjustments to liabilities provided for both federal and state income tax contingencies in the fourth quarter of 2007. Please tell us and in future filings please disclose the underlying reasons for the significant fourth quarter adjustments and the accounting policy being applied at the time of the adjustments. In that regard, we note that you adopted FIN 48 on July 1, 2007. Please tell us why these adjustments are not a component of the adoption of FIN 48.

Quarterly Report on Form 10-Q as of December 31, 2008
Balance Sheet, page 2

4.   We see the recent decreases in sales of fans and lighting related products associated with the weak housing market. We also see the recent decline in the quoted market price of your common stock and related decline in the market capitalization of your business. Please tell us how you considered the guidance from paragraph 28 of SFAS 142 in evaluating whether you should perform interim goodwill impairment testing. If you do not believe that interim impairment testing was necessary under that guidance, please tell us how you evaluated the guidance from SFAS 142 in reaching your conclusion.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant